June 22, 2007

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Data Domain, Inc.
Filed on Form S-1
Registration No. 333-141716

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 8, 2007 and the date hereof 13,731 copies of the Preliminary Prospectus dated June 8, 2007 were distributed as follows: 10,065 to four prospective underwriters; 3,505 to 3,505 institutional investors; 115 to two prospective dealers; six to six individuals; nine to three rating agencies and 31 to 16 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on June 26, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

MORGAN STANLEY & CO. INCORPORATED

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	/s/ Sterling Wilson
(Morgan Stanley & Co. Incorporated)